EMPLOYEE FAQS (internal use)
Why is the company being acquired?
This decision was made with the long-term success of our employees, customers, and stakeholders in mind. Partnering with Needham Bank provides us with greater strength, resources, and stability than we could achieve on our own. This acquisition positions us for growth and long-term sustainability—ensuring we can continue to serve our customers effectively, offer enhanced products and services, and create new opportunities for our team. It’s a strategic move to build a stronger future together.

Will our branches/offices remain open?
All BankProv branches and offices will remain open. In fact, Needham Bank plans to expand in our market post-closing.  They have over $350 million in loans outstanding to commercial customers in our footprint and they are looking to continue building customer relationships.

When is the acquisition expected to be finalized?
The acquisition is expected to be approved and closed in 4th quarter of 2025.

Are there any key milestones we should be aware of?
The proposed merger needs to be approved by BankProv shareholders and regulators.  Those approvals are the key milestones we need to achieve.  In addition, we will need to complete the conversion component of the merger which we hope to also have completed in the 4th quarter.

Will there be layoffs? If so, when and do we know how many?
As with any merger, there will be some employees whose roles may be impacted. While the exact number is not yet known, Needham has committed to giving these employees the first opportunity to apply for open positions they are actively working to fill.

EMPLOYEE FAQS (internal use)

Are there any anticipated layoffs prior to the acquisition?
No, there are no anticipated layoffs prior to the acquisition. Our team plays a critical role in ensuring a smooth and successful transition, and each contribution is essential as we work together to complete the acquisition.

When will we know who is being retained or impacted?
We’re committed to transparent communication of these plans as they materialize. It’s important that we continue to operate as we have. Our employees are a critical part of ensuring we have a successful merger and conversion of systems.

Will severance packages be offered to those affected?
Yes, severance packages will be offered to those not offered continued employment with Needham Bank but who have stayed on through the deal closure.
Will there be changes to our health insurance, retirement plans, or other benefits?
For those offered continued employment, Needham Bank has a very competitive benefits package. They currently pay 100% of health and dental insurance premiums for their employees and provide a 401(k) match of 100% up to 8% of salary contributions. More information will be shared as we move through the transition, and we are committed to keeping you informed every step of the way. Needham Bank also offers an ESOP for their employees to participate in.

Does the Needham Bank allow remote work?
Needham Bank supports a hybrid work model that includes both in-office and remote work. The specifics of how this will apply to our team are actively being discussed, and we’re committed to keeping you informed with clear and timely communication.
How and when will we get more updates?
We will post updates to the HUB and will hold Town Hall meetings as needed to make sure everyone has access to current information.  Timing will be driven largely by the shareholder and regulatory review process.

What do we know about Needham Bank’s culture?
Needham Bank has a 130-year history and a strong commitment to community banking that embraces innovation while delivering exceptional employee and customer experiences. They have been recognized as a Boston Globe Best Places to Work for several years, including both 2023 and 2024, most recently. They are known in the market as being a strong financial institution with the ability to grow and run a strong, profitable bank with a people first culture.

EMPLOYEE FAQS (internal use)

Will we be offered roles within Needham Bank if our current role is eliminated?
Needham is a growth company and there may be opportunities for BankProv employees in various departments.  If a suitable role is not available, job fairs will be held to help our employees find employment.

What will be the impact our customers? Does the Needham Bank offer more or different products and services?
Needham offers a wide array of consumer and commercial products and services. For consumers, this includes a free checking product with free ATMs, credit score monitoring and money management tools, innovative mortgage loans including a 40-year loan and first-time homebuyer product, home equity lines and credit cards. On the commercial side, the bank offers commercial real estate, commercial and industrial loans and lines of credit, and is in the process of converting to a new state of the art treasury management platform offered through Q2.
Needham is excited about several of the products and services we currently offer and sees strong opportunities to leverage our operational strengths to support future growth. They will be working with us to understand our product lines and will take the best from both institutions to make sure customers will have the best product set available to choose from. For more information on their products, visit NeedhamBank.com.

Is there space at their headquarters to accommodate our team?
No, nor are any of you expected to commute there. Needham is currently in the process of adding additional space within their current offices. They are also looking at adding space in the North Shore and Southern New Hampshire market for BankProv employees to have a working environment to collaborate and share thoughts and ideas.

How big is Needham Bank from employee perspective?
Needham Bank has 400 employees currently, based in and around the Needham, MA area.

How big is Needham Bank in terms of assets?
Needham Bank had $5.2 billion in total assets as of March 31, 2025. The combined organization will operate 18 branches across Metrowest, Greater Boston, the North Shore in Massachusetts and Southern New Hampshire. Total assets will be close to $7 billion, with $5.6 billion in total deposits and $5.7 billion in total loans when the acquisition closes.

EMPLOYEE FAQS (internal use)
Will BankProv’s current leadership team stay on?
Final determination has not been made as to who will remain. Needham is working to retain as many employees as they can, including keep open roles open to allow BankProv employees to fill those roles upon completion. Joe Reilly will join the Board of Directors at Needham and its holding company, NB Bancorp, Inc.

What should I do if I’m contacted by the media about the acquisition?
Please refer all inquiries to Kathleen Barrett – 603-334-1251, kbarrett@bankprov.com

Will there be any “transition period” where we will be owned by Needham Bank but still operate as BankProv?
The plan is to convert BankProv to Needham Bank upon the consummation of the merger – however there is much work to be done between our teams to ensure that this can be accomplished.

What will happen to my salary and bonus structure?
Your salary and bonus structure will not be reduced upon the closing of the merger. As indicated above, Needham offers competitive pay and benefits.

Will my salary and pay schedule stay the same?
Needham is on a bi-weekly pay schedule where they pay employees every other Thursday. Upon the merger closing, all employees will be added to their payroll provider and paid on Needham’s pay cadence.

Will our remote or hybrid work arrangements remain in place?
For now, current work arrangements will remain in place. Needham is looking at adding office space in our market to provide space for employees to come together and work collaboratively to share thoughts and ideas. As additional information becomes available, we will share with all of you.

EMPLOYEE FAQS (internal use)

ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with the proposed merger transaction, NB Bancorp, Inc. (“Needham”) intends to file with the SEC a Registration Statement on Form S-4 that will include a Proxy Statement of Provident Bancorp, Inc. (“Provident”) and a Prospectus of Needham (the “proxy statement/prospectus”), as well as other relevant documents concerning the proposed transaction. INVESTORS AND STOCKHOLDERS OF NEEDHAM AND PROVIDENT ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN THEY BECOMES AVAILABLE AND EACH OTHER RELEVANT DOCUMENT FILED WITH THE SEC, AS WELL AS ANY AMENDMENT OR SUPPLEMENT TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Provident will mail the definitive proxy statement/prospectus to its shareholders. Provident shareholders are also urged to carefully review and consider Needham’s and Provident’s public filings with the SEC, including, but not limited to, their respective proxy statements, Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K. Copies of the Registration Statement on Form S-4 and of the proxy statement/prospectus and other filings incorporated by reference therein, as well as other filings containing information about Needham and Provident, can be obtained, free of charge, as they become available at the SEC’s website (http://www.sec.gov).  Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to the Needham’s Investor Relations via email at ir@needhambank.com or by telephone at (781) 474-5408, or to Provident Investor Relations via email at kfisher@bankprov.com or by telephone at (603) 318-2660.